UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

    AsiaInfo Holdings, Inc.

(Name of Issuer)

    Common Stock, par value $0.01

(Title of Class of Securities)

    04518A104

(CUSIP Number)

    Edward Tian

c/o China Broadband Capital Partners, L.P.

28/F, CITIC Tower

1 Tim Mei Avenue, Central

Hong Kong

Telephone: +852-22379393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SEC 1746(3-06)

CUSIP No. 04518A104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Edward Tian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 6,021,942 (1)
8. SHARED VOTING POWER: 2,087,704 (2)
9. SOLE DISPOSITIVE POWER: 6,021,942 (1)
10. SHARED DISPOSITIVE POWER: 2,087,704 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,109,646
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.4% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes: (i) 3,032,621 shares of common stock, $0.01 par value of the issuer (the “Common Stock”) directly held by Edward Tian, (ii) 4,000 shares of Common Stock held in a revocable trust for the benefit of Mr. Tian’s daughter, Stephanie Tian, (iii) 2,235,632 shares of Common Stock beneficially held through PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands, which is wholly-owned by Mr. Tian (“PacificInfo”), (iv) 741,689 shares of Common Stock held by Credit Suisse Capital LLC for the benefit of PacificInfo, (v) 1,250 shares of Common Stock underlying restricted stock units that vested on December 26, 2009, and (vi) 6,750 shares of Common Stock underlying restricted stock units that will vest in four tranches of 25% each, on January 13, 2010, 2011, 2012 and 2013.

(2)	Represents shares of Common Stock held by Mr. Tian’s spouse, Jean Qin Kong.

(3)	Based upon a total of 46,560,089 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on November 2, 2009 (46,552,089), as disclosed by the issuer in its report on Form 10-Q for the quarterly period ending September 30, 2009 and assumes the vesting of restricted stock units representing 8,000 shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 30, 2006 (the “Original Filing”) with respect to the Common Stock of the Issuer. This Amendment No. 1 is being filed to reflect the Reporting Person’s entry into certain voting agreements and to update the number of shares of Common Stock beneficially owned by the Reporting Person following the Original Filing. Accordingly, this Amendment No. 1 amends and restates rows 7, 8, 9, 10, 11 and 13 of the cover page of the Original Filing, and supplements Items 4, 6 and 7 of the Original Filing. Rows 1, 2, 3, 4, 5, 6 and 12 of the cover page of the Original Filing, and Items 1, 2, 3 and 5 of the Original Filing, are not amended hereby. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction

The following paragraphs are added to Item 4:

On December 4, 2009, the Issuer entered into a business combination agreement (the “Combination Agreement”) with Linkage Technologies International Holdings Limited, a company organized under the laws of the Cayman Islands (“Linkage”), certain shareholders of Linkage, and Libin Sun as agent for the shareholders of Linkage. Pursuant to the Combination Agreement, the Issuer has agreed to purchase from Linkage 100% of the outstanding share capital of Linkage’s wholly-owned subsidiary, Linkage Technologies Investment Limited, a company organized under the laws of the British Virgin Islands, for US$60 million in cash and 26,832,731 shares of Common Stock, subject to certain adjustments (the “Combination”).

Concurrently and in connection with the execution by the Issuer of the Combination Agreement, each of the Reporting Person, James Ding, Chairman of the board of the Issuer, and Linkage entered into a voting agreement (the “Voting Agreement”) pursuant to which each of the Reporting Person and Mr. Ding agreed to vote all of their respective shares of Common Stock in favor of approval of the Combination Agreement and the Combination. Each of the Reporting Person and Mr. Ding further agreed that, commencing on the execution and delivery of the Voting Agreement, and until the earlier of the closing of the Combination or the termination of the Combination Agreement, he shall not cause or permit the transfer of, or enter into any voting trust or grant any proxy in respect of, his respective shares of Common Stock, in each case subject to certain limited exceptions.

Concurrently and in connection with the execution by the Issuer of the Combination Agreement, the Reporting Person, the Issuer, Linkage, and Libin Sun also entered into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which the Reporting Person and Mr. Sun each agreed to vote all of their respective shares of Common Stock following the closing of the Combination (i) in favor of the election or re-election of the other to the board of directors of the Issuer, and (ii) on all other matters (except their own elections to the board of directors of the Issuer), in proportion to the votes for and against, and the abstentions and withholds, of the outstanding shares of capital stock of the Issuer entitled to vote generally in the election of directors that are not held by the Reporting Person or Mr. Sun, or issued pursuant to the Combination Agreement. Each of the Reporting Person and Mr. Sun irrevocably appointed the Issuer as his respective proxy and attorney-in-fact to vote such person’s shares of Common Stock in accordance with the terms of the Stockholders’ Agreement. Subject to certain limitations, each of the Reporting Person and Mr. Sun will not, directly or indirectly, engage in any acquisition of the Issuer’s securities, tender offer, exchange offer, merger, recapitalization, restructuring, liquidation, dissolution or solicitation of proxies with respect to the Issuer, or participate in any group (as such term is used in Section 13D of the Securities Exchange Act of 1934, as amended) with respect to the Issuer, make any public announcement with respect to, or submit an unsolicited proposal for or offer of any extraordinary transaction involving the Issuer, or otherwise seek to control or influence the Issuer’s management, board of directors or policies. Certain of the requirements of the Stockholders’ Agreement are subject to suspension upon the occurrence of a significant event (as defined therein), and will terminate upon the earlier of (i) the conclusion of the third annual meeting of the stockholders of the Issuer following the closing of the Combination, (ii) the termination of the Combination Agreement, if such termination occurs prior to the closing of the Combination, and (iii) the date on which either the Reporting Person or Mr. Sun beneficially owns less than 5% of the voting securities of the Issuer. Similarly, Linkage will be subject to the voting restrictions set forth in the Stockholders’ Agreement from the closing of the Combination and until the shares of Common Stock beneficially owned by Linkage are fully distributed to the beneficial owners of Linkage.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by this reference in its entirety in Item 6.

Item 7.	Material to be Filed as Exhibits

The following exhibits are added to Item 7:

Exh. No.	Document

G	Voting Agreement, dated December 4, 2009, by and among the AsiaInfo Holdings, Inc., Linkage Technologies International Holdings Limited, Edward Tian and James Ding (incorporated by reference to Exhibit 10.2 the Issuer’s Form 8-K, filed December 9, 2009).

H	Stockholders’ Agreement, dated December 4, 2009, by and among AsiaInfo Holdings, Inc., Linkage Technologies International Holdings Limited, Edward Tian and Libin Sun (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K, filed December 9, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true, complete and correct.

Dated: December 30, 2009

/S/ EDWARD TIAN
Edward Tian